Exhibit 99.1

News Release

July 25, 2019

Turquoise Hill to announce second quarter financial results on July 31, 2019

Turquoise Hill Resources will announce its second quarter financial results on Wednesday, July 31, 2019 after markets close in North America.

The Company will host a conference call and webcast to discuss second quarter financial results on Thursday, August 1, 2019 at 8:00 am EDT/5:00 am PDT. The conference call can be accessed through the following dial-in details:

North America: 416 764 8609 | 888 390 0605

International: +1 416 764 8609

The conference call will also be simultaneously webcast on Turquoise Hill’s website at www.turquoisehill.com. An archived playback of the call will be available on the Company’s website.

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

Roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975